UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
 Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

RETAILMENOT, INC.
 (Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
 (Title of Class of Securities)

76132B106
 (CUSIP Number of Class of Securities)

Jonathan B. Kaplan, Esq.
Chief Legal Officer, General Counsel and Secretary
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
 (512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 24, 2017 by RetailMeNot, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of RetailMeNot, Inc.’s outstanding Series 1 common stock, par value of $0.001 per share (the “Shares”) for $11.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated April 24, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

The final paragraph under the heading “Regulatory Approvals” in Item 8 of the Schedule 14D-9 is amended and restated as follows:

“Pursuant to the requirements of the HSR Act, the Company and Purchaser each filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 24, 2017. On May 1, 2017, the FTC granted early termination of the waiting period applicable to the Offer and the Merger under the HSR Act. With such early termination, the HSR Condition, as described in the Offer to Purchase, relating to the expiration or termination of the HSR Act waiting period, has been satisfied.  The Offer continues to be subject to the remaining conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 1, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Chief Legal Officer, General Counsel and Secretary